Exhibit 1A-6.6

Memorandum of Understanding (MOU)

This Memorandum of Understanding (“MoU”) is entered into as of July 15th 2025 (the “Effective Date”), by and between:

FirstVitals Inc. (“FirstVitals”), a Delaware corporation with its principal place of business located in Danville, California, USA,

and

Augere Medical AS (“Augere” or the “Company”), a Norwegian private limited company with its registered address in Oslo, Norway, (each a “Party” and together, the “Parties”)

1.	Purpose

This MoU sets out a high-level understanding between FirstVitals and Augere Medical AS to collaborate on investment, product development, and commercialisation opportunities in advanced AI-enabled diagnostics and endoscopy.

Our shared aim is to advance clinically validated, AI powered gastrointestinal solutions in both humans and animals, in a way that compounds value, builds collaborative synergy and leverages each party’s unique strengths.

We’re aligned on what matters: shared values, expert execution, and speed. This MoU helps us mitigate risks quickly, deliver early value, and move with intent. The leverage for execution on technology advancement. It will unlock a new clinical indication for Barrett’s Esophagus, technical feasibility for equine use, and early regulatory traction across targeted geographies.

Both Parties bring unique and complementary strength to this collaboration: Augere contributes deep expertise in AI development, clinical validation, regulatory expertise and international commercialisation, while FirstVitals brings strategic capital, US regulatory and commercial know how and experience in capsule platform deployment. This MoU reflects a shared commitment to mutual success, and both parties agree that contributions will be fairly recognised in investor communications, product development and strategic planning.

The Parties acknowledge and agree that all obligations, undertakings, and milestones contemplated by this Memorandum of Understanding are expressly conditional upon FirstVitals’ successful completion of its pending Regulation A capital raise (the “Reg A Offering”).

2.	Key Areas of Collaboration

A. Augere Pre-Series A Investment

•	$2M investment by FirstVitals for 10% equity (fully diluted, post-money), closing by August 30th, 2025

•	Additional funds will be raised from other current and prospective investors

•	Purpose: Sustain momentum and drive operational growth

B. Veterinary Capsule AI Development

•	The Parties agree that if veterinary capsule AI technologies should be developed, that Augere will be the preferred partner to develop this technology subject to mutually agreeable terms, licensing fees, and royalties to be negotiated in good faith and documented in the Product Development Agreement.

C. Human Capsule AI Development – Small-Bowel Indication

C-1 Development Budget: cost-plus-estimated target-fee

1.	Direct Development Cost (DDC). Reimbursable items include salary and fringe for newly dedicated staff, approved subcontractor invoices, cloud-compute and data-storage expenses, regulatory consulting, and other costs agreed in the Statement of Work (SOW).

2.	Overhead. Applied at 32 % of direct labor cost to cover facilities, utilities, and general administration.

3.	Fixed Fee. Augere will receive a fixed profit of 12 % of DDC, consistent with U.S. Federal Acquisition Regulations that cap cost-plus-fixed-fee contracts for research at 15%.

4.	Cost estimated Target – Small Bowel (Crohn’s Disease). For the first indication the Parties set an initial estimated target price of USD 1,250 000:

o	DDC: USD 845,000 (resource model attached in SOW)

o	Overhead (32 % of labor): USD 270,000

o	Fixed fee (12 % of DDC): USD 135,000

5.	Payment schedule. 50 % on contract signature; 30 % on algorithm freeze; 20 % on FDA 510(k) submission. Any costs above the ceiling requires a written change order.

C-2 Annual Service & Improvement Fee (ASF)

1.	From commercial launch the Licensee will pay an Annual Service Fee equal to the greater of (a) 18 % of cumulative Development Cost or (b) USD 250 000, adjusted each year by the lesser of 3 % or CPI-U.

2.	The ASF covers model monitoring, periodic retraining, software patching, cybersecurity, and regulatory file maintenance.

C-3 Running Royalty (creditable against ASF)

Period / Milestone	Royalty on Net AI Revenue*	Royalty credit against ASF
Commercial Launch	3.5%	Dollar-for-dollar offset
* “Net AI Revenue” means gross amounts actually received for AI-enabled interpretive services, less refunds, taxes, freight, and third-party billing fees.

Mechanics. On an annual basis, FirstVitals will (i) calculate royalties due, (ii) deduct them from that year’s ASF until the ASF is exhausted, and (iii) remit any excess royalty balance. If annual royalties exceed the ASF, no further ASF is payable for that year.

C-4 Additional Indications

For each future indication elected by FirstVitals:

•	a new SOW will set a separate cost-plus ceiling using the same 32 % overhead and 12 % fixed-fee formula;

•	after launch the incremental Development Cost folds into the ASF base and the same royalty table applies.

C-5 Audit and Adjustment

Augere shall supply an audited cost statement within 30 days of each milestone. Any undisputed cost underrun will reduce the ceiling dollar-for-dollar; overruns require mutual written approval.

D. Series A & Barrett’s Development

•	Conditional U.S. exclusivity and equity position. If FirstVitals contributes an amount equal to at least fifty one percent of the aggregate Series A financing (currently projected at USD 12 million) as a lead investor, then FirstVitals will be granted conditional exclusive commercialization rights for the covered Barrett’s Esophagus indication in the United States.

3.	Success Royalties and Revenue Tiers

In addition to standard royalty terms, the Parties may agree to tiered success-based royalties in the Definitive Agreements. These would be triggered by surpassing defined revenue milestones for either the human AI solution, veterinary AI solution or the Barrett’s detection platform. This mechanism is intended to reward accelerated commercialisation and align incentives for scaling impact.

4.	Definitive Agreements

This MoU is intended to form the foundation of two binding documents to be negotiated and executed:

1.	An Investment Agreement, outlining the specific terms of the $2M pre-Series A investment.

2.	A Product Development Agreement, governing funding, development, milestones, licensing terms, and royalties related to the human and/or veterinary AI solution.

The final terms, including any governance rights, exclusivity terms, and performance incentives, will be defined in these agreements.

5.	Exclusivity and Negotiation Rights

Veterinary Capsule Industry: FirstVitals will receive perpetual exclusive rights for worldwide commercialisation of the veterinary markets including but not limited to companion pets, and equine AI capsule technology, as defined in the Product Development Agreement. Rights will include all derivative and improvement technologies required for commercialisation. FirstVitals is willing to negotiate conditional exclusive distribution rights for a possible veterinary capsule technology for Augere in Europe.

Human Capsule Industry: FirstVitals will receive perpetual exclusive rights for worldwide commercialisation of the human AI capsule technology, as defined in the Product Development Agreement. Rights will include all derivative and improvement technologies required for commercialisation. FirstVitals is willing to negotiate conditional exclusive distribution rights for the human capsule technology for Augere in Europe.

Barrett’s / AIGI™ Platform: If FirstVitals serves as lead investor in the Series A round, defined as contributing at least 50% of the round total, it shall be granted a Conditional Exclusivity for exclusive U.S. commercial rights to the AIGI™ detection platform (combining AI polyp detection and AI Barrett’s esophagus diagnosis). This conditional exclusivity for U.S. commercial rights shall apply for a period of 24 months following FDA clearance, with a one-time extension of 12 months subject to achievement mutually agreed performance milestones. If FirstVitals does not serve as lead investor, this right shall not apply, and Augere may pursue other strategic partnerships for U.S. commercialisation.

Any grant of exclusive or negotiated U.S. commercial rights shall include a licensing fee, payable to Augere as defined in the definitive agreement. Additionally, performance-based bonus payment will be agreed based on key commercial milestones, such as first sales or revenue thresholds, to reflect the strategic value of these rights.

6.	Governing Law & Dispute Resolution

This MoU shall be governed by the laws of England, chosen as neutral and mutually acceptable jurisdiction.

Any disputes arising from this MoU shall be resolved through confidential arbitration in London, in accordance with the rules of the London Court of International Arbitration (LCIA). The arbitration shall be conducted in English.

7.	Term and Termination

This MoU will remain effective until July 31st, 2025, unless extended by mutual agreement. Either Party may terminate this MoU with 20 days’ written notice in the event of:

•	Material breach of a binding clause

•	Insolvency, bankruptcy, or similar events

Termination of this MoU will not affect obligations relating to confidentiality or IP sharing.

8.	Confidentiality and IP Ownership

Each Party agrees to maintain the confidentiality of any proprietary or commercially sensitive information exchanged for a period of three (3) years from the date of disclosure.

Unless explicitly agreed otherwise in writing:

•	Each Party retains full ownership of its existing intellectual property.

•	No license, ownership, or commercial right is transferred or implied by this MoU.

•	All intellectual property developed as part of Clause 2B (capsule AI for human and veterinary applications), including but not limited to algorithms, software, improvements, and derivative works, shall be owned exclusively by FirstVitals, with Augere retaining a non-exclusive license for agreed European territories.

9.	Signatures

/s/ Jon H. Hoem	/s/ Ernest Lee
Jon H. Hoem	Ernest G. Lee
CEO, Augere Medical AS	CEO, FirstVitals Inc.
Date: 7-16-2026	Date: 7-17-2025